Maxim Group LLC

405 Lexington Ave

New York, NY 10174

April 2, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

100 F St., NE

Washington, D.C. 20549

Re:	Esports Entertainment Group, Inc.
Registration Statement on Form S-1 (File No. 333- 231167)

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on April 1, 2020, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Thursday, April 2, 2020 at 5:00 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

Maxim Group LLC

By:	/s/ Clifford A. Teller
Name:	Clifford A. Teller
Title:	Executive Managing Director & Head of Investment Banking